INVESTMENT MANAGERS SERIES TRUST
803 W. Michigan Street
Milwaukee, Wisconsin  53233

August 30, 2011

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:  Division of Investment Management

Re:	Investment Managers Series Trust File No. 333-122901
on behalf of WCM Focused International Growth Fund – Investor Class (the “Registrant”)

Below is a summary of the comments provided by Mr. Chad Eskildsen of the staff of the Securities and Exchange Commission (the "Commission") by telephone on July 29, 2011, for the Registrant, a series of Investment Managers Series Trust.  All of the comments have been updated or explained below and are reflected in the Post-Effective Amendment Number 173 filed concurrently with this correspondence.

STATENEBT OF ADDITIONAL INFORMATION

1.	Page B-28, Compensation paragraph, describe the method used to determine the portfolio managers’ bonus pursuant to Item 20 of Form N-1A.

RESPONSE: The 1st sentence of the paragraph had been revised to state that “Peter J. Hunkel and Michael B. Trigg receive a fixed base salary and a variable bonus that is based upon the value of the Fund’s assets.”

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant.  The Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing and the Registrant represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or additional comments to the undersigned at (626) 914-1041.

Sincerely,

/s/Rita Dam

Rita Dam
Treasurer